Form 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL OMB Number: 3235-0104
	Washington, D.C. 20549	Expires: Pending estimated average burden hours per response 0.5

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and address of Reporting Person*			2. Date of Event Requiring Statement (Month/Day/Year) 02/28/2002			4.Issuer Name and Ticker or Trading Symbol MeadWestvaco MWV
(Last) Banu	(First) John	(Middle) E.	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)		5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) One High Ridge Park					_ Director X Officer (give title below) _ 10% Owner _ Other (specify below) Comptroller	7. Individual or Joint/Group Filing (Check Applicable) _X_ Form filed by One Reporting Person ___Form Filed by More than One Reporting Person
(City) Stamford,	(State) CT	(Zip) 06905	Table I --- Non-Derivative Securities Beneficially Owned
1. Title Security (Instr. 4)			2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Common Stock			20,380	I	Employee Stock Plan
Common Stock			2,544	I	Employee Stock Plan BRP
Common Stock			925	I	Employee Stock Plan (by spouse)

Table II ---Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options convertible securities
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Underlying Securities (Instr. 3 and 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Employee Stock Option	02/28/96	02/28/05	Common Stock	4,000	$27.32	D
Employee Stock Option	12/19/96	12/19/05	Common Stock	4,364	$25.84	D
Employee Stock Option	12/17/97	12/17/06	Common Stock	8,729	$28.29	D
Employee Stock Option	11/25/98	11/25/07	Common Stock	8,729	$33.54	D
Employee Stock Option	11/24/99	11/24/08	Common Stock	9,699	$29.74	D
Employee Stock Option	11/23/00	11/23/09	Common Stock	12,124	$31.57	D
Employee Stock Option	11/28/01	11/28/10	Common Stock	12,124	$28.77	D
Employee Stock Option	11/27/02	11/27/11	Common Stock	11,639	$29.56	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Explanation of Responses:
See Exhibit 1
*If the form is files by more than one reporting person, see instruction 5(b)(v).
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ John E. Banu **Signature of Reporting Person	May 15, 2002 Date:

Note: Files three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.